MARTHA STEWART LIVING OMNIMEDIA, INC.
601 WEST 26TH STREET
NEW YORK, NEW YORK 10001
January 25, 2011
Via EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561
Re:	Martha Stewart Living Omnimedia, Inc.
Form 10-K
Filed March 8, 2010
File No. 001-15395

Form 10-Q
Filed November 4, 2010
File No. 001-15395

Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 001-15395
Dear Mr. Humphrey:
On behalf of Martha Stewart Living Omnimedia, Inc. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings in a letter dated December 28, 2010. For your convenience, the responses are keyed to the comments in the letter.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
January 25, 2011

Form 10-K for the fiscal year ended December 31, 2009
Risk Factors, page 11
1.	In future filings, please revise the last sentence of the paragraph of this section to remove any reference to risks that Company management presently considers insignificant. If a risk is deemed not material, please do not reference it.
In future filings, the Company will remove any references to risks that Company management presently considers insignificant. If this had been done in the Form 10-K for the year ended December 31, 2009, the introductory paragraph to the risk factors would have read substantially as follows:
Item 1A. Risk Factors
A wide range of factors could materially affect our performance. Like other companies, we are susceptible to macroeconomic downturns that may affect the general economic climate and our performance, the performance of those with whom we do business, and the appetite of consumers for products and publications. Similarly, the price of our stock is impacted by general equity market conditions, the relative attractiveness of our market sector, differences in results of operations from estimates and projections, and other factors beyond our control. In addition to the factors affecting specific business operations identified in connection with the description of those operations and the financial results of those operations elsewhere in this report, the factors listed below could adversely affect our operations. Although the risk factors listed below are the risk factors that Company management considers significant, material risk factors that are not presently known to Company management may also adversely affect our operations.
Management’s Discussion and Analysis, page 22
2.	Please expand your MD&A to provide additional information with respect to your results of operations on a consolidated basis. In this regard, we note you have a significant amount of corporate expenses that are not allocated to your four business segments. As a result, your individual discussions of these segments within your MD&A show operating profits that are not reflective of your results on a consolidated basis. Accordingly, please present a table at the beginning of your MD&A to (i) summarize your results of operations by segment, (ii) show the effect of corporate expenses on your overall profitability, and (iii) discuss the reasons why corporate expenses are not allocated to your business segments.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
January 25, 2011

In future filings, the Company will expand Management’s Discussion and Analysis and will include a table of consolidated operating results in accordance with the above comment. Appendix A illustrates how the Company would have presented this table and other information if the table and other information had been included in the Form 10-K for the fiscal year ended December 31, 2009.
3.	Please ensure that your discussion of consolidated results of operations covers all periods presented. Your current discussion under the heading, Executive Summary, appears to only address 2009 compared to 2008, and the comparison of your results of operations for the year ended December 31, 2008 to the year ended December 31, 2007, beginning on page 20, only pertains to your business segments.
In future filings, the Company will expand the discussion of consolidated results of operations to cover all periods presented. Appendix A illustrates how the Company would have presented this information if this information had been included in the Form 10-K for the fiscal year ended December 31, 2009.
Form 10-Q for the quarterly period ended September 30, 2010
Management’s Discussion and Analysis, page 14
4.	Please ensure that your discussion of consolidated results of operations covers all interim periods presented. Specifically, please discuss your year-to-date results in addition to your results for the most recent quarter.
In future filings, the discussion of consolidated results of operations will cover all interim periods. Appendix B illustrates how the results for the three- and nine-months ended September 30, 2010 would have been presented had the year-to-date information been included in the Form 10-Q for the quarterly period ended September 30, 2010.
5.	We note that, as a result of your efforts to further streamline and improve efficiencies in your print and digital operations, you plan to combine the results of operations from your Publishing and Internet segments for purposes of reporting your segment information. Please tell us in greater detail how you determined that combining your Publishing and Internet segments was in accordance with ASC 280. In this regard, it is unclear how combining these two segments will help the users of your financial statements to better understand your performance. See ASC 280-10-10-1(a).

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
January 25, 2011

ASC 280 requires a company to present disaggregated information using the management approach. Under this approach, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.
ASC 280-10-50-1 defines an operating segment as follows:
•	the unit engages a revenue earning process and incurs expenses.
•	the unit’s operating results are regularly reviewed by the chief operating decision maker to assess performance.
•	discrete financial information about the unit is available.
Historically, the Company had identified the following units as operating segments: Publishing, Broadcasting, Internet, and Merchandising. Each identified segment had engaged in a revenue earning process and had incurred expenses. The Company had previously been producing discrete financial information on all four segments which was regularly reviewed by the Company’s chief operating decision maker (“CODM”) to assess performance. The Company’s CODM is its Principal Executive Officer.
In the fourth quarter of 2010, the Company announced its intention to combine operating results of its Publishing and Internet segments for purposes of reporting its segment information. In connection with the Company’s strategy to grow brand awareness and increase revenues overall, the Company has continued its initiative to make its brands available on digital platforms. However, it has become increasingly difficult to create discrete financial information for the two platforms as the Company’s costs such as production, creative, editorial, and selling expenses support both “internet” and “print” platforms. In the past, the Internet segment was mostly comprised of the company’s websites, which were its principal digital activities. Now, the magazines are being digitized, books are being digitized, magazine brands are creating digital applications and the lines between what were historically “publishing” and “internet”, which were primarily defined as “print” and “digital” are becoming increasingly blurred, with the historically “print” employees playing a much larger role in the expanding “digital” universe.
For example, the Company’s content is delivered to consumers in various media, which may include printed, digital and digitized magazines, newspapers, printed, digital and digitized books, digital applications and on several Company websites. Core content is produced by core art and editorial departments. Content creation includes shared in-house photographers, an in-house photo studio, an in-house prop library, as well as an in-house design and fabrication room. Once photos and editorial pieces are contemplated and created, the resulting content may be distributed through a variety of platforms. In the fourth quarter of 2010 the Company reorganized its advertising sales force to centralize selling efforts across print and digital media. The Company’s digitized magazine subscription orders will be handled by the same fulfillment house which handles the Company’s printed magazines.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
January 25, 2011

The Company’s management is focused on its brands. The Company’s strategy is to drive topline growth of the brands, under the direction of a centralized advertising sales force, centralized circulation and centralized creative control. Printed content on pages in a book, magazine, newspaper, or the internet, all constitute “publishing.” The sharing of resources in content creation makes it difficult for the Company to provide “Internet-only” information without having to arbitrarily allocate the costs. The revised presentation of performance results is consistent with the revised reporting provided to the Company’s CODM. The Company will continue to publicly disclose Internet-specific revenue results should they materially impact financial results.
Definitive Proxy Statement Filed April 15, 2010
Compensation Discussion and Analysis, page 17
6.	We note on page 19 that “the Compensation Committee did an informal survey of compensation paid to other talent and determined that this salary level was appropriate for Ms. Stewart.” If the survey was based on companies other than those listed on page 18, please tell us whether benchmarking was material to your compensation policies and decisions related to Ms. Stewart’s base salary. If benchmarking was material, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
The Company does not believe that the “informal survey” that the proxy statement refers to constituted “benchmarking” as contemplated by Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05. What the Compensation Committee did, after determining Ms. Stewart’s base salary based on consideration, among other things, of her length of service and experience, as well as how critical her service is to the Company, was to conduct a “market check” of that determination by reference to a general survey of the compensation of reasonably similar celebrities using publicly available information.
7.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
January 25, 2011

The Company supplementally advises the Staff that, after reviewing and analyzing its compensation policies and practices, it determined that no disclosure with respect to those compensation policies and practices was required pursuant to Item 402(s) of Regulation S-K. As adopted (Release No. 34-61175, Proxy Disclosure Enhancement (December 16, 2009)), that item provides that “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant [the registrant must] discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices.”
The Company has determined that the Company’s compensation policies and practices do not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. Factors considered in making this determination included: (1) the Company typically compensates its employees, including its executives, using a combination of annual base salary, annual cash incentives and long-term equity in a manner that recognizes that while long-term success is key, annual business and individual performance and adequate “floor compensation” are also essential; (2) target annual cash incentives are based on adjusted earnings before income taxes, depreciation and amortization rather than the performance of the Company’s stock and further adjusted based on individual contributions; (3) annual cash incentives are targeted at no more than 100% of base salary and the bonuses of the most senior officers are capped at a maximum of 150% of salary in the case of Mr. Koppelman and Ms. Marino and 75% in the case of Ms. Stewart; (4) equity and equity-based awards typically vest ratably over a four-year period in the case of options and at the end of a two or three-year period in the case of restricted stock units; and (5) the executives are subject to stock ownership guidelines.
Based on this conclusion and as provided in the adopting release in respect of Item 402(s) of Regulation S-K, (i.e., a company is not required to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company), the Company determined that no disclosure with respect to its compensation policies and practices was required pursuant to Item 402(s) of Regulation S-K.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
January 25, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (212) 827-8514 with any questions concerning these responses.

Very truly yours,
/s/ Allison Jacques
Allison Jacques
Controller

Appendix A
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
EXECUTIVE SUMMARY
We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and well-designed, high-quality products. Our Company is organized into four business segments with Publishing, Broadcasting and Internet representing our media platforms that are complemented by our Merchandising segment. Summarized below are our operating results for 2009, 2008 and 2007.

	2009	2008	2007
Total Revenues	$244,777	$284,310	$327,890
Total Operating Costs and Expenses	256,745	295,167	320,176

Total Operating (Loss) / Income	$(11,968)	$(10,857)	$7,714
We generate revenue from various sources such as advertising customers and licensing partners. Publishing is our largest business segment, accounting for 53% of our total revenues in 2009. The primary source of Publishing segment revenue is advertising from our magazines: Martha Stewart Living; Martha Stewart Weddings; Everyday Food; and Body + Soul. Magazine subscription and newsstand sales, along with royalties from our book business, account for most of the balance of Publishing segment revenue. Broadcasting segment revenue is derived primarily from our television advertising and licensing, as well as satellite radio advertising. Television programming is comprised of a daily syndicated broadcast show, The Martha Stewart Show, and Everyday Food, which airs on PBS, as well as programs featuring Chef Emeril Lagasse. Satellite radio programming encompasses the Martha Stewart Living Radio channel on SIRIUS Satellite Radio. Our Internet segment revenues are almost entirely generated by online advertising across our digital properties. Merchandising segment revenues are generated from the licensing of our trademarks and designs for a variety of products sold at multiple price points through a variety of distribution channels.

We incur expenses largely due to employee and related charges across all segments. In addition, we incur expenses related to the physical costs associated with producing magazines (including related direct mail and other marketing expenses), the costs associated with producing our television programming and the technology costs associated with our digital properties. We also incur general overhead costs including facilities and related expenses.
Detailed segment operating results for 2009, 2008 and 2007 are summarized below.

	2009	2008	2007
Segment Revenues:

Publishing Segment	$128,981	$163,540	$183,727
Broadcasting Segment	46,111	47,328	40,263
Internet Segment	17,119	15,576	19,189
Merchandising Segment	52,566	57,866	84,711

TOTAL REVENUES	244,777	284,310	327,890

Segment Operating Costs and Expenses:

Publishing Segment	126,758	157,116	172,189
Broadcasting Segment	39,971	44,548	47,782
Internet Segment	19,511	20,372	25,326
Merchandising Segment	26,915	25,008	27,482

TOTAL OPERATING COSTS AND EXPENSES BEFORE CORPORATE EXPENSES	213,155	247,044	272,779

Operating Income / (Loss):

Publishing Segment	2,223	6,424	11,538
Broadcasting Segment	6,140	2,780	(7,519)
Internet Segment	(2,392)	(4,796)	(6,137)
Merchandising Segment	25,651	32,858	57,229

Total Segment Operating Income Before Corporate Expenses	31,622	37,266	55,111

Corporate Expenses *	(43,590)	(48,123)	(47,397)

TOTAL OPERATING INCOME / (LOSS)	$(11,968)	$(10,857)	$7,714

*	Corporate expenses include unallocated costs of certain items such as compensation and related costs for certain departments such as executive, finance, legal, human resources, office services and information technology, as well as allocated portions of rent and related expenses for these departments that reflect current utilization of office space. Unallocated expenses are recorded as Corporate expenses because these items are directed and controlled by central management and not our segment management and therefore should not be included as part of our segment operating performance.

2009 Operating Results Compared to 2008 Operating Results
In 2009, total revenues decreased approximately 14% from the prior year due primarily to the declines in print and television advertising revenue as well as a decline in our magazine subscription and newsstand revenues.
Revenues from our media platforms declined from the prior year mostly due to decreased revenues in our Publishing segment as the result of lower advertising revenue largely due to lower pages, lower subscription revenue, lower newsstand sales and the timing of books revenue. As we enter the first quarter of 2010, print advertising revenue is expected to stabilize as compared to the prior-year period. Revenues declined from the prior year in our Broadcasting segment as the result of lower advertising revenue from lower ratings and certain one-time payments in the prior-year period related to Emeril Lagasse’s television programming, partially offset by higher integration revenue. The Broadcasting segment also benefited from revenue related to the conclusion of our TurboChef relationship, a marketing and promotional agreement we entered into in 2008. Revenues increased from the prior year in our Internet segment due to an increase in our audience, despite lower effective rates, partially offset by the inclusion of revenue from Martha Stewart Flowers in the first quarter of 2008, which subsequently transitioned to the Merchandising segment. Our page views increased, on average, approximately 50% from the prior year. While visibility is extremely limited, we expect continued growth in our audience and online advertising revenue for 2010.
Merchandising segment revenues declined from the prior year mostly due to a decrease in services that we provide to our partners for reimbursable zero-margin creative services projects, as well as the prior-year contribution from Sears Canada, a relationship that expired in 2008. Our Merchandising segment operating income did, however, benefit from a $3.0 million cash make-whole payment that we received in October 2009 from our crafts manufacturing partner in connection with our investment as the result of capital restructuring within their business. Our agreement with Kmart ended in January 2010. In 2009, we recognized the pro rata portion of the $14.0 million minimum guaranteed royalty amount payable for the February 1, 2009 to January 31, 2010 period. In the fourth quarter of 2009, we also recognized $10.0 million in previously deferred royalties related to Kmart recoupment as non-cash revenue.
In 2009, our segment operating costs and expenses decreased approximately 14% from the prior year primarily due to lower production, distribution and editorial costs in Publishing and our other media segments, as well as lower selling and promotion expenses in our Publishing segment. These Publishing segment cost savings included savings from lower page volume, lower paper costs and from reduced discretionary spending, as well as lower compensation costs from staff reductions. Also, the Publishing segment included a non-cash impairment charge in the fourth quarter of 2008 related primarily to the goodwill associated with our 2004 acquisition of the Body + Soul publication group with no comparable expense in 2009. Broadcasting segment operating costs and expenses were lower in 2009 due to production cost savings. Merchandising segment operating costs and expenses were slightly higher due to a non-cash impairment charges of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC. This was largely offset by lower selling and promotion expenses, as well as a 2009 benefit to Merchandising segment general and administrative expenses from a cash make-whole payment that we received in October 2009 from our crafts manufacturing partner. Cost savings throughout the segments are partially due to the continued reduction of headcount which was lower by approximately 8% as compared to the beginning of the year.

Corporate general and administrative expenses were lower due to a combination of Company-wide expense reduction initiatives and certain 2008 one-time items. 2008 includes a Company-wide reorganization that resulted in severance and other one-time compensation-related expenses.
2008 Operating Results compared to 2007 Operating Results
In 2008, total revenues decreased approximately 13% from 2007 due primarily to the reduction of our contractual minimum guarantee from Kmart.
Revenues from our media platforms declined approximately 7% largely due to decreased advertising revenues in our Publishing segment as the result of fewer ad pages and the absence of Blueprint, as well as lower subscription revenue per copy and lower newsstand sales. The declines in Publishing were partially offset by the contributions of the Emeril Lagasse assets to our Broadcasting segment and advertising gains in the Internet segment. We experienced growth in our online audience throughout the year in the Internet segment with our page views increasing, on average, about 40% from the 2007 and advertising revenue increasing 23% for the year.
In 2008, the sale of flowers and digital products transitioned to our Merchandising segment for management and reporting purposes. Flowers revenue accounted for 7% and 35% of Internet segment revenues in 2008 and 2007, respectively.
The Merchandising segment benefited from the acquisition of certain assets of Emeril Lagasse’s business, as well as business initiatives signed during 2008 with Crest and Turbo Chef, and our agreement with Macy’s for our Martha Stewart Collection products, our partnership with 1-800-Flowers.com for our flowers program and the expansion of our crafts line with EK Success into Wal-Mart.

However, these initiatives and contributions were more than offset by the decrease in our Kmart minimum guarantees leading to lower total Merchandising revenues and decreased operating income in 2008 as compared to 2007.
In 2008, our segment operating costs and expenses decreased approximately 9% from 2007 primarily from savings in our Publishing segment which had lower selling and promotion expenses, as well as lower production, distribution and editorial costs and cost savings from the closure of Blueprint. Partially offsetting the Publishing and other Company-wide cost savings was a non-cash impairment charge in the fourth quarter of 2008 related primarily to the goodwill associated with our 2004 acquisition of the Body + Soul publication group. This charge was the result of our annual impairment testing in connection with the preparation of our 2008 Annual Report on Form 10-K.
Corporate general and administrative expenses increased in 2008 due to a charge in the third quarter of 2008 related to severance and other one-time costs. Excluding severance charges in 2008, compensation costs were lower across all segments due to the reduction of our annual bonus pool and lower headcount.
Liquidity
We ended 2009 with $38.5 million in cash, cash equivalents and short-term investments. Our overall liquidity decreased from December 31, 2008 due to net operating cash expenses, capital expenditures related to our office relocation and cash used to partially prepay the outstanding principal of our term loan.

Appendix B
EXECUTIVE SUMMARY
We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and well-designed, high-quality products. Our Company has been organized into four business segments with Publishing, Broadcasting and Internet representing our media platforms that are complemented by our Merchandising segment. We announced on October 27, 2010 that, as a result of our efforts to further streamline and improve efficiencies in our print and digital operations, which included restructuring our advertising sales and marketing departments, we plan to report the results of operations from our Publishing and Internet segments as a consolidated segment titled “Publishing.” Summarized below are our operating results for the three months and nine months ended September 30, 2010 and 2009.

	Three Months	Three Months	Nine Months	Nine Months
	Ended 9/30/10	Ended 9/30/09	Ended 9/30/10	Ended 9/30/09
Total Revenues	$49,688	$49,781	$158,221	$157,207
Total Operating Costs and Expenses	57,596	61,462	170,302	190,475

Total Operating Loss	$(7,908)	$(11,681)	$(12,081)	$(33,268)
We generate revenue from various sources such as advertising customers and licensing partners. Publishing is our largest business segment and derives revenues primarily from advertising from our magazines: Martha Stewart Living; Martha Stewart Weddings; Everyday Food; and Body + Soul. Magazine subscription and newsstand sales, along with royalties from our book business, account for most of the balance of Publishing segment revenue. Effective with our January 2011 issues of Martha Stewart Living, Everyday Food and Whole Living, we expect to increase our rate bases as follows: Martha Stewart Living rate base to 2.050 million up from 2.025 million in 2010; Everyday Food rate base to 1.025 million up from 1.0 million in 2010; and Whole Living rate base to 700,000 up from 650,000. Broadcasting segment revenue is derived primarily from our television advertising and licensing, as well as satellite radio advertising. Television programming is comprised of The Martha Stewart Show, which was previously aired in syndication through September 2010 and is currently airing on cable on the Hallmark Channel, as well as Everyday Food, which airs on PBS. We also produce programs featuring Chef Emeril Lagasse. Satellite radio programming encompasses the Martha Stewart Living Radio channel on SIRIUS Satellite Radio. Our Internet segment revenues are almost entirely generated by online advertising across our digital properties. Merchandising segment revenues are generated from the licensing of our trademarks and designs for a variety of products sold at multiple price points through a variety of distribution channels.
We incur expenses largely due to employee and related charges across all segments. In addition, we incur expenses related to the physical costs associated with producing magazines (including related direct mail and other marketing expenses), the costs associated with producing our television programming and the technology costs associated with our digital properties. We also incur general overhead costs including facilities and related expenses.

Detailed segment operating results for the three months and nine months ended September 30, 2010 and 2009 are summarized below.

	Three Months	Three Months	Nine Months	Nine Months
	Ended 9/30/10	Ended 9/30/09	Ended 9/30/10	Ended 9/30/09
Segment Revenues:

Publishing Segment	$30,038	$27,053	$88,901	$88,938
Broadcasting Segment	5,795	11,036	26,076	31,859
Internet Segment	4,280	2,761	12,044	9,543
Merchandising Segment	9,575	8,931	31,200	26,867

TOTAL REVENUES	49,688	49,781	158,221	157,207

Segment Operating Costs and Expenses:

Publishing Segment	30,406	29,533	88,270	90,294
Broadcasting Segment	9,869	10,279	28,430	28,590
Internet Segment	5,025	4,831	14,464	14,117
Merchandising Segment	4,074	5,407	13,046	25,809

TOTAL OPERATING COSTS AND EXPENSES BEFORE CORPORATE EXPENSES	57,596	61,462	170,302	190,475

Operating Income / (Loss):

Publishing Segment	(368)	(2,480)	631	(1,356)
Broadcasting Segment	(4,074)	757	(2,354)	3,269
Internet Segment	(745)	(2,070)	(2,420)	(4,574)
Merchandising Segment	5,501	3,524	18,154	1,058

Total Segment Operating Income / (Loss) Before Corporate Expenses	314	(269)	14,011	(1,603)

Corporate Expenses *	(8,222)	(11,412)	(26,092)	(31,665)

TOTAL OPERATING LOSS	$(7,908)	$(11,681)	$(12,081)	$(33,268)

*	Corporate expenses include unallocated costs of certain items such as compensation and related costs for certain departments such as executive, finance, legal, human resources, office services and information technology, as well as allocated portions of rent and related expenses for these departments that reflect current utilization of office space. Unallocated expenses are recorded as Corporate expenses because these items are directed and controlled by central management and not our segment management and therefore should not be included as part of our segment operating performance.

Three months ended September 30, 2010 Operating Results Compared to three months ended September 30, 2009 Operating Results
In the third quarter of 2010, total revenues were approximately flat with the same quarter in the prior year. Revenues from our media platforms decreased from the prior-year peiord due to reduced revenues in our Broadcasting segment, which was negatively impacted by the absence of TurboChef in this year’s quarter, lower revenue at The Martha Stewart Show in syndication, lower revenue associated with Whatever Martha! and lower guaranteed radio licensing revenue. The decline in Broadcasting segment revenue was partially offset by increased revenues from our Publishing segment which benefited from the timing of the fall issue of Martha Stewart Weddings, which was included in the third quarter of 2010, but the fourth quarter of 2009. In addition, Internet segment revenues increased in the third quarter of 2010 as compared to the same quarter in 2009, which was driven by a 56% increase in advertising revenue. Our unique visitors increased, on average, by 31% from the prior year quarter, according to comScore panel data.
Merchandising segment revenues in the third quarter of 2010 were higher due to an increase in revenue from customers other than Kmart, with which our relationship ended during the first quarter of 2010.
In the third quarter of 2010, our segment operating costs and expenses decreased approximately 6% from the prior-year period. The decline was largely due to lower cash and non-cash bonus accruals as the third quarter of 2009 included a catch-up bonus accrual. This decline was partially offset by higher selling and promotion expenses in our Publishing and Internet segments.
Corporate general and administrative expenses decreased in the third quarter of 2010 compared to the third quarter of 2009 due to lower cash and non-cash bonus accruals. In the fourth quarter of 2010, we expect a severance charge to Corporate of less than $1 million related to the recent restructuring of our advertising sales and marketing department.
Nine months ended September 30, 2010 Operating Results Compared to nine months ended September 30, 2009 Operating Results
For the nine months ended September 30, 2010, total revenues increased from the same period in the prior year.
Revenues in our Merchandising segment increased mostly due to the contributions of our new merchandising relationships and. Merchandising segment revenues for the nine months ended September 30, 2010 were higher than the prior-year period due to an increase in revenue from customers other than Kmart.

Revenues from our media platforms decreased during the nine months ended September 30, 2010 from the prior-year period primarily due to reduced revenues in our Broadcasting segment, which was negatively impacted by the absence of TurboChef in 2010, lower guaranteed radio licensing revenue, lower revenue at The Martha Stewart Show in syndication and lower revenue associated with Whatever Martha! The decline in the Broadcasting segment was partially offset by increased revenues from our Internet segment. The increase in Internet segment revenues in the nine months ended September 30, 2010 as compared to the prior-year period was driven by a 26% increase in advertising revenue. Publishing segment revenues were essentially flat for the nine months ended September 30, 2010 as compared to prior-year period.
For the nine months ended September 30, 2010, our segment operating costs and expenses decreased approximately 11% compared to the prior-year period. The decline was mostly due to a non-cash impairment charge that we recorded in 2009, lower rent expense and lower cash and non-cash bonus accruals in 2010.
Corporate expenses decreased in the nine months ended September 30, 2010 compared to the prior-year period due to lower rent expense, lower cash and non-cash bonus accruals and lower compensation and related expenses.
Liquidity
During the first nine months of 2010, our overall cash, cash equivalents and short-term investments increased $2.9 million from December 31, 2009. The increase was due to the satisfaction of our 2009 year-end receivable due from Kmart and other advertising receivables, partially offset by capital expenditures and principal pre-payments of our loan with Bank of America.